ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

September 12, 2017

VIA EDGAR TRANSMISSION

Mr. John Grzeskiewicz, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) Drone ETF (the “Fund”) File Nos.: 333-179562 and 811-22668

Dear Mr. Grzeskiewicz:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed for the purpose of registering shares of the Fund as a new series of the Trust. No securities were sold in connection with the Amendments, and the Trust has determined not to proceed with the offering of this series at this time.

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
91	04/20/2016	485APOS	0000894189-16-009054
107	06/23/2017	485BXT	0000894189-16-010064
112	07/22/2016	485BXT	0000894189-16-010577
123	08/19/2016	485BXT	0000894189-16-011272
129	09/16/2016	485BXT	0000894189-16-011842
134	10/14/2016	485BXT	0000894189-16-012315
142	11/10/2016	485BXT	0000894189-16-012926
148	12/08/2016	485BXT	0000894189-16-013383
160	01/05/2017	485BXT	0000894189-17-000054
166	02/02/2017	485BXT	0000894189-17-000586
175	03/02/2017	485BXT	0000894189-17-001197
184	03/30/2017	485BXT	0000894189-17-001669
193	04/27/2017	485BXT	0000894189-17-002199
203	05/25/2017	485BXT	0000894189-17-002783
215	06/22/2017	485BXT	0000894189-17-003205
223	07/21/2017	485BXT	0000894189-17-003546
233	08/18/2017	485BXT	0000894189-17-004325

If you have any questions or require further information, please contact Michael Barolsky at (414) 765‑5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President and Secretary